

17018469

RMS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pactolus Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6862 Elm Street Ste 620
(No. and Street)

McLean	Virginia	22101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN HARTER 571-297-1740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shedjama, Inc. dba Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1901 Kossuth Street	Lafayette	Indiana	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Alan Harter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pactolus Securities, LLC, as of June 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


SORAYA G HOWARD
NOTARY PUBLIC
REG #
7609684
COMMISSION
EXPIRES
1/31/2018
COMMONWEALTH OF VIRGINIA

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACTOLUS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2017

		As at 30 June 2017
ASSETS		
Cash and cash equivalents	$	67,930
Commissions and fees receivable	$	140,000
Legacy commissions receivable	$	2,024
Other amounts receivable	$	1,828
TOTAL ASSETS	**$**	**211,782**
LIABILITIES		
Legacy commissions payable	$	1,923
Accounts payable	$	5,021
Accrued expense payable	$	1,290
Payable to affiliated entity	$	5,343
TOTAL LIABILITIES	**$**	**13,577**
MEMBER'S EQUITY		
Member's equity	$	198,205
TOTAL MEMBER'S EQUITY	$	198,205
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**211,782**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

PACTOLUS SECURITIES, LLC
STATEMENT OF INCOME AND MEMBER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2017

		Year ended 30 June 2017
REVENUE		
Commissions and fees	$	575,000
Legacy commissions	$	11,278
Interest	$	212
TOTAL REVENUE	**$**	**586,490**
COSTS		
Deal expenses	$	174,329
TOTAL COSTS	**$**	**174,329**
GROSS PROFIT	**$**	**412,161**
EXPENSES		
Commissions	$	10,150
Consulting fees	$	20,808
Professional fees	$	14,563
Licenses and insurance	$	9,546
Facilities	$	4,212
Other administrative	$	7,963
TOTAL EXPENSES	**$**	**67,242**
NET INCOME	**$**	**344,919**
Member's equity at beginning of year	$	13,286
Capital contribution	$	40,000
Profit distribution	$	(200,000)
Member's equity at end of year	$	198,205

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

PACTOLUS SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2017

		Year ended 30 June 2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	344,919
Adjustments to reconcile income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Commissions and fees receivable	$	(140,000)
Legacy commissions receivable	$	1,236
Other amounts receivable	$	(1,828)
Increase (decrease) in operating liabilities:		
Legacy commissions payable	$	(1,174)
Accounts payable	$	5,021
Accrued expense payable	$	(3,710)
Payable to affiliated entity	$	834
Net cash provided by operating activities:	$	205,298
CASH FLOW FROM FINANCING ACTIVITIES		
~~Capital contribution~~	~~$~~	~~40,000~~
Profit distribution	$	(200,000)
Net cash (used in) financing activities	$	(160,000)
Net increase in cash	$	45,298
Cash at beginning of year	$	22,632
Cash at end of year	**$**	**67,930**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.